Free Writing Prospectus Filed Pursuant to Rule 433 Registration Nos. 333-184325 November 14, 2012

iShares Gold Trust (IAU): Bar List - iShares

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IAU Gold Trust

Inception date: 1/21/2005

The iShares Gold Trust is not a standard ETF.The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the

Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

Download current prospectus

Please read the prospectus carefully before investing

Access periodic SEC reports

Fact Sheet Prospectus Data Update Schedule

Overview Performance Bar List Documents

Bar List

Why iShares?

Gold Held and Vault Locations

Professional quality – iShares

delivers quality products that can

help you navigate today’s volatile

markets

Individual choice – As your

partner, iShares helps you

execute investment ideas with

insights and support

Responsible innovation –

Ounces of Gold in Trust as of 10/8/2012 6,605,255.224 iShares is an industry leader in making investing clear, fair, and

Tonnes of Gold in Trust as of 10/8/2012 205.45 efficient for you

Gold held by the iShares Gold Trust (IAU) meet standards set by the London Bullion Market Association and/or COMEX. These two

organizations set requirements for bar size, the bar markings and fineness of the gold bar. Related Resources

All gold held in the Trust is secured in vaults in London, New York and Toronto. The trust is audited twice each year by a third-party. Click either of the following links to view the latest vault inspection certificate or a full inventory of settled gold in the trust. iShares Gold Trust FAQ

Important note on Trade Date vs. Settlement Date – The amount of gold listed as held by the trust can differ between data displayed on the webpage and the bar list pdf. These differences are due to timing and settlement procedures. The bar list includes settled gold as well Vault Inspection Certificates as gold that will be redeemed but is pending settlement. The amount of gold displayed on the web page represents the amount of gold in the Trust as of the trade date, regardless of the settlement date. Quotes & Charts

Premium/Discount

Sample Bullion Weight List

Vault - The name of vault.

Vault Location - The location of the vault where the bar of gold is stored.

Total Bars – The number of gold bars held for the trust in the vault.

Gross Ounces – Gross weight of the gold bars expressed in troy ounces. A troy ounce is equal to 1.0971428.

iShares Gold Trust (IAU): Bar List - iShares

Fine Ounces – The number of total fine troy ounces in the gold bars held in the vault.

Sample Bar List PDF

Brand – Name of company that refined the bar of gold.

Bar No. – Identifying serial number stamped into the bar.

Shape – Category of standard bar size, generally either 400 troy ounces or 100 troy ounces. Actual gross weight is listed in the column titled Gross Ounces.

Assay – Measurement of the fineness (or purity) of the gold contained in a particular bar, expressed as the fine metal content in parts per 10,000.

Gross Ounces – Gross weight of the bar of gold expressed in troy ounces. A troy ounce is equal to 1.0971428.

Fine Ounces – The number of fine troy ounces in the gold bar. The fine troy ounces are calculated by multiplying the applicable Gross

Ounces by the bar’s Assay fineness.

Vault - The location of the vault where the bar of gold is stored.

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iShares Gold Trust (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-

800-474-2737.

Investing involves risk, including possible loss of principal. Because shares of the Trust are intended to reflect the price of the gold held by the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

Shares of the Trust are intended to reflect, at any given time, the market price of gold owned by the Trust at that time less the Trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by such shares. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i)

Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers.

iShares Gold Trust (IAU): Bar List - iShares

Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the Trust due to sales of gold necessary to pay the sponsor’s fee and trust expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the Trust may occur at a time when the disposition of the Trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by Trust losses that, if the Trust had been actively managed, might have been avoidable.

Shares of the Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The sponsor of the trust is iShares Delaware Trust Sponsor LLC (the “Sponsor”). BlackRock Investments, LLC (“BRIL”), assists in the promotion of the Trust. The Sponsor and BRIL are affiliates of BlackRock, Inc.

Although shares of the iShares Gold Trust may be bought or sold on the secondary market through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called “Baskets”. Only registered broker-dealers that become authorized participants by entering into a contract with the sponsor and the trustee of the Trust may purchase or redeem Baskets.

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